June 23, 2005

United States Securities and Exchange Commission

Mail Stop 4-7

450 Fifth Street, N. W.

Washington, D. C. 20549

Attn: Larry Spirgel, Assistant Director

RE:	Team, Inc.
Amendment No. 1 to Form 10-K for the fiscal year ended May 31, 2004
Filed April 14, 2005
Forms 10-Q for the quarter ended February 28, 2005
Filed April 15, 2005
File NO. 1-08604

Dear Mr. Spirgel:

This letter is in response to your comment letter dated June 13, 2005 regarding the above referenced filings and our prior response letter dated April 14, 2005. To facilitate your review of our responses, we have duplicated your comment below in italicized type and added our response below:

SEC Staff Comment:

Goodwill

1.	Refer to your response to our prior comment 13. We note that you concluded that you can aggregate the components (Team Mechanical Services and Team Cooperheat-MQS) within the industrial services segment into one reporting unit. Further expand your response to show us how you applied the aggregation criteria in paragraph 17 of SFAS 131 and demonstrate how you evaluated whether these components have similar economic characteristics. For your guidance, please refer to paragraphs 17 – 24 and 127 of SFAS 131 and EITF Topic D-101 ‘Clarification of Reporting Unit Guidance in Paragraph 30 of FASB Statement No. 142’. To help us better understand your analysis and conclusion provide us with a copy of the report that the chief operating decision maker uses to allocate resources and assess performance. We may have further comments after the review of your response.

Team Response:

Our Industrial Services business segment is comprised of two business units, Team Mechanical Services (“TMS”) and Team Cooperheat-MQS (“TCM”). Both units derive their revenues from providing specialized industrial services. TMS provides specialized mechanical services and fugitive emissions monitoring. TCM provides specialized field heat treating and NDT (non-destructive testing) inspection services. The market for all of these services is principally dictated by the population of process piping systems in industrial plants and facilities.

SEC Response Letter

June 23, 2005

Prior to April 2004, the industrial services segment consisted of the TMS unit (which was incorporated as Team Industrial Services, Inc., or “TISI”), and Team’s legacy NDT inspection business, X Ray Inspection, Inc. In April 2004, we acquired Thermal Solutions, Inc., (a leading provider of specialty heat-treating services) and in August 2004, we acquired the business of Cooperheat-MQS, Inc., (a leading provider of both specialty heat-treating and NDT inspection services). In October 2005, these two units were combined with Team’s legacy NDT inspection business to form the operating unit Team Cooperheat-MQS, Inc. (“TCM”). TCM was a wholly-owned subsidiary of TISI until May 31, 2005 when it was merged into TISI.

While TMS and TCM field locations are generally separate, both units report to a chief operating decision maker, who is Ken Tholan, the Company’s President and Chief Operating Officer. Both units are supported by common technical and commercial support staffs, quality assurance, human resources and health and safety departments. As disclosed in our most recent Form 10-Q, while current gross margins for TCM are less than those achieved by TMS, we expect those margins to be similar over time as the management tools associated with our financial information system are installed in the TCM units (an aggregation expectation specified in paragraph 17 of SFAS 131). The specific aggregation criteria of paragraph 17 of SFAS 131 are considered as follows:

a.	Nature of products and services:

The services offered by both units are highly specialized industrial maintenance and rehabilitation services. Both groups require a high degree of training and skill among technicians and all services are primarily associated with high-pressure, high temperature piping systems in industrial plant or pipeline facilities. Additionally, both groups have similar contractual arrangements with customers (generally time and materials) and have similar risk profiles.

b.	Nature of production processes:

While both TCM and TMS are service organizations and, therefore, production processes are not an applicable criteria in the usual context, it is important to note that service facilities for both organizations are similarly staffed and configured and both services are highly labor intensive (large number of skilled technicians) as opposed to being capital intensive. Additionally, the range of labor rates for both organizations is comparable.

c.	Type or class of customer for products or services:

The customer base for both TMS and TCM are virtually the same—approximately two-thirds of the customer base for both units consists of refining and petrochemical facilities, power plants and pipelines, all having a heavy concentration of high-pressure, high-temperature piping systems. The fact that field heat treating and NDT inspection are sold to the same customer base was a significant driver for Team’s interest in acquiring the Thermal Solutions and Cooperheat-MQS businesses. We have already been successful in incorporating TCM services into several TMS customer contracts and vice versa.

d.	Methods used to distribute their products or provide their services:

Services for both TCM and TMS are provided through a nationwide network of field branch locations. These facilities are located in proximity to industrial plants. The structure of those locations is similar for both groups, with locations overseen by a branch/regional manager, one or more sales representatives and a cadre of technicians to service the business requirements. As business conditions dictate, we are co-locating TCM and TMS field facilities in the same geographic area. As of May 31, 2005, we have combined facilities in six field locations.

SEC Response Letter

June 23, 2005

It is also important to note that our marketing methods are common to both groups. We have a common web site that fully describes all of our industrial services offerings at www.teamindustrialservices.com. We also have a common Services Catalogue that is used in commercial sales and marketing activities for both groups. Additionally, we have a similar incentive compensation and profit sharing plan that is common to both groups.

e.	Regulatory environment:

a. Not generally applicable.

In determining whether components should be combined into one reporting unit based on economic similarities, EITF D-101 sets forth other factors for consideration, as follows:

1.	Manner in which an entity operates its business and the nature of those operations.

As discussed more fully above, both units operate in very similar manners, summarized as follows:

•	Customers are similar

•	Contractual arrangements with customers are similar

•	Pay policies and HR policies are similar

•	Business model for both groups (metrics) are similar

•	Risk profile for both groups is similar (same risk management program)

•	Sales and marketing activities are similar

2.	Whether goodwill is recoverable from the separate operations of each component business.

We believe goodwill associated with our Industrial Services segment is fully recoverable from the separate operations of each component business. Most of the $26.1 million of recorded goodwill is associated with the recent acquisitions of Thermal Solutions and Cooperheat-MQS in 2004 ($19 million), while the remaining $7.1 million of recorded goodwill arose from the 1999 acquisition of Team’s legacy NDT inspection business, X Ray Inspection, Inc. (X Ray was moved from the renamed TMS group and combined with TCM in October 2005). Both the TMS and TCM groups are of comparable size and have similar operating profit potential, as demonstrated by the summary level budget information for FY 2006 presented below. (As mentioned, we expect TCM margins to improve as our financial and operating systems are fully implemented):

	FY 2006 Budget Summary (000's)
	TMS	TCM	Total
Revenues	$100,000	$116,000	$216,000

Operating Profit, before shared support costs	$17,000	$14,600	$31,600

3.	Extent to which the component businesses share assets and other resources

Both groups share technical and commercial support, health and safety, human resources, quality assurance and marketing resources. Operations have been physically combined in six locations already.

4.	Whether the components support and benefit from common research and development activities.

R&D is not a significant activity.

SEC Response Letter

June 23, 2005

To further assist the staff we are providing the following documents which the chief decision maker uses to manage the business:

•	Excerpts from monthly consolidating operating results (February 28, 2005 close)—Schedule 1

•	Weekly Operating Report submitted to COO by field organization—Schedule 2

* * * *

We would be pleased to address any further comments that the Commission has with respect to our filings.

Very truly yours,

/s/ Philip J Hawk	/s/ Ted W. Owen
Philip J. Hawk	Ted W. Owen
Chief Executive Officer	Senior Vice President-Chief Financial Officer

Schedule 1

TEAM, INC. AND SUBSIDIARIES

SUMMARY OPERATING RESULTS

MONTH OF:

February

2005

(in thousands)

CURRENT PERIOD VS. BUDGET

	NET REVENUES			GROSS MARGIN					EBIT
	ACTUAL	BUDGET	VARIANCE	ACTUAL	%	BUDGET	%	VARIANCE	ACTUAL	BUDGET	VARIANCE
TMS	7,949	6,415	1,534	2,546	32.0%	2,612	40.7%	(66)	810	885	(75)
TCM	9,896	3,301	6,595	3,448	34.8%	1,249	37.8%	2,199	1,682	538	1,144
TIS Support	0	0	0	0		0		0	(402)	0	(402)

TOTAL IND. SERVICES	17,845	9,716	8,129	5,994	33.6%	3,861	39.7%	2,133	2,090	1,423	667
CLIMAX	1,477	1,228	249	708	47.9%	576	46.9%	132	315	183	132
CLIMAX INTERCO	(25)	0	(25)	(12)		0		(12)	(12)	0	(12)
CORPORATE	0	0	0	0		0		0	(1,436)	(461)	(975)

TOTAL	19,297	10,944	8,353	6,690	34.7%	4,437	40.5%	2,253	957	1,145	(188)

CURRENT PERIOD VS. PRIOR YEAR:

	NET REVENUES			GROSS MARGIN					EBIT
	CURRENT	PRIOR Yr.	VARIANCE	CURRENT	%	PRIOR Yr.	%	VARIANCE	CURRENT	PRIOR Yr.	VARIANCE
TMS	7,949	6,113	1,836	2,546	32.0%	2,352	38.5%	194	810	759	51
TCM *	9,896	1,100	8,796	3,448	34.8%	345	31.4%	3,103	1,682	100	1,582
TIS Support	0	0	0	0		0		0	(402)	0	(402)

TOTAL IND. SERVICES	17,845	8,313	9,532	5,994	33.6%	3,042	36.6%	2,952	2,090	959	1,131
CLIMAX	1,477	964	513	708	47.9%	431	44.7%	277	315	103	212
CLIMAX INTERCO	(25)	(4)	(21)	(12)		(2)		(10)	(12)	(2)	(10)
CORPORATE	0	0	0	0		0		0	(1,436)	(502)	(934)

TOTAL	19,297	9,273	10,024	6,690	34.7%	3,471	37.4%	3,219	957	558	399

*	Prior year reflects XRI only.

TEAM, INC. AND SUBSIDIARIES

SEGMENT INFORMATION

MONTH OF:

February

2005

(in thousands)

	TMS
	REGIONAL OPS	TECO /EQUIP. GROUP	TMS SUPPORT	ELIM	TOTAL TMS	REGIONAL OPS	MFG & ADV TECH	TCM SUPPORT	ELIM	TOTAL TCM	TISI SUPPORT	TOTAL INDUST. SEGMENT	CLIMAX	CLIMAX INTERCO	CORP	TOTAL
NET REVENUES	7,949	1,722	34	(1,756)	7,949	10,037	252		(393)	9,896		17,845	1,477	(25)		19,297	100.0%
DIRECT COSTS	4,072	987	35	(1,756)	3,338	3,843	227	—	(463)	3,607		6,945	792	(13)		7,724	40.0%
INDIRECT COSTS	1,516	537	12	—	2,065	2,826	15	—	—	2,841	—	4,906	(23)		—	4,883	25.3%

TOTAL COST OF SALES	5,588	1,524	47	(1,756)	5,403	6,669	242	—	(463)	6,448	—	11,851	769	(13)	—	12,607	65.3%

GROSS MARGIN	2,361	198	(13)	—	2,546	3,368	10	—	70	3,448	—	5,994	708	(12)	—	6,690	34.7%
GM %	29.7%	11.5%	-38.2%		32.0%	33.6%						33.6%	47.9%			34.7%
SG & A	1,350	170	216	—	1,736	1,670	39	57	—	1,766	402	3,904	393		1,436	5,733	29.7%
OTHER (INCOME) EXPENSE	—				—							—				—	0.0%

TOTAL SG&A	1,350	170	216	—	1,736	1,670	39	57	—	1,766	402	3,904	393	—	1,436	5,733	29.7%
SGA %	17.0%	9.9%			21.8%	16.6%						21.9%	26.6%			29.7%

EBIT	1,011	28	(229)	—	810	1,698	(29)	(57)	70	1,682	(402)	2,090	315	(12)	(1,436)	957	5.0%
INTEREST EXPENSE					—							—			301	301	1.6%

PRE TAX INCOME	1,011	28	(229)	—	810	1,698	(29)	(57)	70	1,682	(402)	2,090	315	(12)	(1,737)	656	3.4%

PRIOR YEAR MONTH OF:

February

2004

	TMS					TCM
	REGIONAL OPS	TECO /EQUIP. GROUP	DIVISION SUPPORT	ELIM	TOTAL TMS	REGIONAL OPS	MFG & ADV TECH	TCM SUPPORT	ELIM	TOTAL TCM	TISI SUPPORT	TOTAL INDUST. SEGMENT	CLIMAX	CLIMAX INTERCO	CORP	TOTAL
NET REVENUES	6,113	1,175	25	(1,200)	6,113	1,100			—	1,100		7,213	964	(4)		8,173	100.0%
DIRECT COSTS	2,951	514	28	(1,200)	2,293	416			—	416		2,709	506	(2)		3,213	39.3%
INDIRECT COSTS	1,143	318	7	—	1,468	339			—	339		1,807	27		—	1,834	22.4%

TOTAL COST OF SALES	4,094	832	35	(1,200)	3,761	755	—	—	—	755	—	4,516	533	(2)	—	5,047	61.8%

GROSS MARGIN	2,019	343	(10)	—	2,352	345	—	—	—	345	—	2,697	431	(2)	—	3,126	38.2%
GM %		29.2%	-40.0%		38.5%	31.4%						37.4%	44.7%			38.2%
SG & A	1,197	161	235	—	1,593	245			—	245		1,838	328		502	2,668	32.6%
OTHER (INCOME) EXPENSE	—											—				—	0.0%

TOTAL SG&A	1,197	161	235	—	1,593	245	—	—	—	245	—	1,838	328	—	502	2,668	32.6%
SGA %		13.7%			26.1%	22.3%						25.5%	34.0%			32.6%

EBIT	822	182	(245)	—	759	100	—	—	—	100	—	859	103	(2)	(502)	458	5.6%
INTEREST EXPENSE					—							—			38	38	0.5%

PRE TAX INCOME	822	182	(245)	—	759	100	—	—	—	100	—	859	103	(2)	(540)	420	5.1%

Schedule 2

TEAM INDUSTRIAL SERVICES

WEEKLY REPORT

June 17, 2005

THE SAFETY CONNECTION

•	Compiling Safety Statistics for IC calculations.

•	Amending / renewing various radiation safety licenses.

•	Accidents/Injuries reported this week:

-	MVA / Preventable, Hammond (1232) – Driver rear-ended another vehicle.

-	MVA / Preventable, Phoenix (1228) – Driver rear-ended another vehicle.

-	First Aid, Lafayette (1225) – Employee brushed arm against steam line causing a minor burn.

-	First Aid, HEC – While removing a handle from a piece of equipment, handle came loose striking employee in the mouth.

TEAM MECHANICAL SERVICES

NORTHEAST REGION

(VP/GM - Steve Smith)

•	DuPont, Belle, WV – 10” hot tap with bolt on fitting. ($9,500)

•	PSE&G, Salem Nuclear, Hancocks, Bridge, NJ – Wire-wrap on 46” exchanger. ($30,000)

•	GE Contractual Services @ Newington Energy – Awarded 10” flange clamp on competitive bid against Furmanite and Leak Tech due to engineering data supplied to customer. ($20,000)

•	Finch Pruyn Pulp and Paper – 14” flange enclosure. ($19,000)

CENTRAL REGION

(VP/GM – Mark Buchheim)

•	US Army Corps of Engineers, St. Louis, MO – Emergency boring bar job for lock gate on the Mississippi River Dam. ($15,000)

•	ConocoPhillips, Wood River, IL – 30” stainless steel flange enclosure. ($65,000)

•	Marathon Ashland, St. Paul Park, MN – Presented Team’s BBS Safety Program at Monthly Contractor’s Safety Meeting.

•	ExxonMobil, Joliet, IL – Bolt tensioning on two 60” heat exchangers. ($25,000)

•	Tri-Gen Peoples Gas, Chicago, IL – 14” 300# flange clamp on priority for new customer. ($10,000)

SOUTHEAST REGION

(VP/GM – Pete Wallace)

•	Gulf Power Crist Plant, Pensacola, FL – RFQ for 70-1/2” BFW clamp. ($43,480)

•	Seminole Electric, Palatka, FL – Quoted 14” line freeze. Thanks to Sid Spoehr for his assistance. ($8,000)

•	Carolina Pride, Greenwood, SC – Quoted two 12” double line stops using bolt on fittings. ($67,000)

•	Wellman Chemical, Bay St. Louis, MS – Performing 12” line stop and various hot taps. ($40,000)

•	Talecris, Clayton, NC – Awarded 18” line stop for June. ($30,000)

GULF REGION

(VP/GM – Joe Jordan)

•	Delta Tubular, Channelview, TX – Making repairs to a 94,000 gallon tank floor. Thanks to Kirk Leger for handling this project. ($6,500)

•	Innovene (BP), Chocolate Bayou, TX – Trying to locate equipment for an emergency 8” permanent Hi-Stop®. ($35,000)

•	ISP, Port Neches, TX – Bid multiple stopples and hot taps. ($50,000)

•	Southeast Texas Industries, Port Arthur, TX – On-going pipe cuts. ($150,000)

•	Citgo, Corpus Christi, TX – Quoting 16” bolt on hot tap though a 90[o] elbow. ($60,000)

WEST REGION

(VP/GM – Tommy Campbell)

•	PSF Industries, Seattle WA – Bidding project to drill 15,000 holes in vessel. (Revenues Unknown)

•	Newmont Mining, Carlin, NV – RFQ for composite repairs on 30# PVC line. ($20,000)

•	NPPD, Gerald Gentleman Plant, Sutherland, NE – Two 10” and one 6” line stop. ($28,000)

INTERNATIONAL

(VP/GM – Tom Walters)

•	Unocal, Thailand – Quoting a sub sea hot tap project. (Revenues Unknown)

•	Ethyl Corp., Sarnia, Canada – Awarded water cutting of holes on 50 rail cars. ($200,000)

•	CRP (PDVSA), Venezuela – Submitted quote for two year FMS/TBS maintenance contract. Special thanks to Gordon Bradbury and Juan C. Borges for their hard work and support.

•	Carber Testing, Fort McMurray, Canada – The owners of Carber Testing has closed the business office in Fort McMurray. This looks to be a great opportunity to take this work.

TEAM COOPERHEAT – MQS

NORTHEAST REGION

VP/GM – Jay Goodyear)

•	Valero, Paulsboro, NJ – Awarded contract for radiographic profile radiography. ($75,000)

•	SAPPI Paper, Hinkley, ME – Quoting NDE and HT of lime kiln. (Revenues Unknown)

•	International Paper, Bucksport, ME – Quoted paper machine inspection. ($12,000)

CENTRAL REGION

(VP/GM – Art Victorson)

•	CB&I, Wood River, IL – RFQ for NDT, PWHT and machining on new hydrogen unit. ($500,000)

•	Citgo, Lemont, IL – Starting a full-time inspection crew. ($18,000 Monthly)

•	Marathon Ashland, Robinson, IL – RFQ for one year ground penetrating radar project. ($300,000)

•	ConocoPhillips, Wood River, IL – Starting three additional inspection crews. ($35,000 Monthly)

SOUTHEAST REGION

(VP/GM – Jim Saxon)

•	Zachary Construction, Turnkey Point, FL – Bidding NDE for new construction of four HRSG units. ($500,000)

•	Progress Energy, Anclote Station, FL – Awarded ET of condenser. ($40,000)

•	Weyerhaeuser, Bennettsville, SC – Bidding tank inspection project. ($28,000)

•	AmVac, Axis, AL – Awarded tank inspections. ($10,000)

GULF REGION

(VP/GM – Matt Sisson)

•	Shaw Constructors @ Motiva, Convent, LA – NDE work on new construction. ($90,000)

•	Innovene (BP), Chocolate Bayou, TX – Preheat of exchanger weld repairs. ($20,000)

•	James Machine Works, @ Valero, Houston, TX – Radiography work on new construction project. ($10,000)

•	Dow Chemical, Clear Lake, TX – Eddy current and API support for turnaround. ($35,000)

WEST

•	Shell Oil, Martinez, CA – Line thaw on flexi-coker unit. ($5,000)

•	Sierra Pacific Power, Tracy, NV – NDE and HT on heater tubes. ($10,000)

•	Kiewit, San Francisco, CA – PWHT of 5’ OD cans. ($9,000)

•	Matrix @ Shell Oil, Bellingham, WA – Pre-turnaround HT. ($15,000)

COMBUSTION

(General Manager, Kurt Hand)

•	Wheeling Pittsburgh Steel, Follansbee, WV – Quoting heat-up of three coke ovens. ($19,000)

•	Republic Steel, Lorain, OH – Proposal to heat-up one blast furnace. ($24,000)

•	AK Steel, Ashland, KY – Awarded heat-up of two degasser units. First job in five years. ($20,000)

•	Johns Manville, Winder, GA – RFQ to heat-up electric melting furnace. First proposal accepted by customer in three years. ($10,000)

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INTERNATIONAL

(VP/GM – Jim Campbell)

•	Bechtech EGLNG, Equatorial Guinea, Africa – Awarded 14 month contract for RT on new LNG plant. Thanks to Gordon Bradbury, Edsel Lee, Leo Karim, and staff for all their hard work. ($1,500,000)

•	Hovensa LLC, St. Croix, USVI – Mobilizing equipment and labor for shutdown. ($60,000)

•	Petro Canada, Port Credit, Ontario – Quoting HT project for Sept. ($147,000)

•	Triton Fab, Lamount, Alberta – Heat treating of 400 welds. ($51,000)

NEW BUSINESS DEVELOPMENT

(Bill Denson)

•	BP Oil Corporate – Received labor build-up form to quote labor rates.

•	Kinder Morgan – Supplying national TMS rates to attach to existing TCM national contract.

POWER INDUSTRY

(Larry Horan)

•	B&W Construction @ First Energy Bruce Mansfield Power Station, Barberton, OH – Received RFQ for FMS fall outage. ($33,000)

ENGINEERING

(Chris Larsen)

•	Engineering workload is heavy.

•	This week there were 89 jobs of which 47 (53%) were manufactured.

•	Engineering had the most jobs this week from Lake Charles, and spent the most design hours on New Orleans jobs.

MANUFACTURING

•	Shop load is good.

•	Average turnaround time to date is 27.1 hours.

•	Best customers to date are Pasadena, Los Angeles, Corpus Christi, Philadelphia, and Odessa.

•	National Board audit next week for R, VR, and NR stamps.

HTS

(John Ashworth)

•	Met with West Region sales organization to set goals for continuous HTS growth

•	ConocoPhillips, Carson, CA – HTS lunch and learn for key maintenance personnel.

•	BP, Carson, CA – HTS presentation for key maintenance personnel and JE Merit.

HEC

(Leo Kovel)

•	Louisiana Pigment, Sulphur, LA – Sold a Climax prototype machine to clear lines up to 96” in length. ($25,000) Machine was designed by Climax and Pete Campbell. Opportunity exists to sell another twelve machines.

•	Talecris, Clayton, NC – Mobilizing for an 18” 150# line stop. ($23,000)

•	New Process Steel, Houston, TX – Sent PM 5000 and BB-5000 to machine forged press base plate. ($12,000)

ECS

(Mike Hebert)

•	Regional Compliance Specialist School – Preparing course materials for a two week class.

VRS

(Ken Childs)

•	Attended the USA Nuclear Generator Summit Show in Lake Tahoe, NV. Very good show with numerous opportunities.

•	Valero, Mont Belvieu, TX – On-site PSV testing. ($20,000)

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TURNAROUND SERVICE

(Bill Evers)

•	Washington International Group, San Juan, PR – Provided budgerary estimate on instrumentation calibration services. ($100,000)

FMS/TBS

(David Champagne)

•	NCRA, McPherson, KS – Visited with T/A Manager and discussed upcoming outages. ($365,000)

•	Industrial Contractors, Evansville, IN – RFQ for pipe bevels and cuts. ($57,780)

HEAT TREATMENT

(Tim Small)

•	Nooter Construction @ Premcor, Lima, OH – Completed RFQ for pre-heat and PWHT services on new coker unit. (1,500,000)

•	Welding Technologies @ Cross Power Plant, Moncks, SC – RFQ for pre-heat and PWHT. ($60,000)

•	Progress Energy – Submitted national pricing for heat treatment services.

INSPECTION

(Jim Minyon)

•	Industrial Contractors, Paradise, KY – RT of heater welds. ($28,632)

•	ChevronTexaco, Pascagoula, MS – Assisted with quote for three year contract to provide NDE and API services for facilities in the western hemisphere. ($13,000,000)

BRANCH SERVICES / MARKETING/PURCHASING

(James Varner)

•	Completed Chevron Bid for NDE / API services.

•	Build-out of modular building is underway with six new offices.

•	Updating Team electrical repairs brochure is underway. Information will include inspection services for utilities.

•	Beginning project to conduct a national and Canadian mailing with target of 1st quarter of new fiscal year.

QUALITY ASSURANCE

(Mark Randig)

•	Team’s Quality Program has been approved and is ready for release.

•	Conducted QMS training for TECO departments.

OPERATIONS SUPPORT

(Francis Labry)

•	Kenneth Johnson is working on a risk assessment for the GE Project.

•	LRS Tech I class roster has been distributed to branches and a new class has been scheduled for Sept.

•	Training classes scheduled for the months of June and July:

• ECS Regional Specialist class	June 20- July 1
• FMS/TBS Tech 1 class	June 20- June 24
• TCM Level III class	July 6 – July 8
• LRS Tech I class	July 10 – July 20
• API Qualification and Detection	July 11 – July 14
- Radiographic Testing	July 18 – July 22
- Heat Treating Tech II	July 25 – July 29

CLIMAX

(Geoff Gilmore)

•	Climax exhibited at USA Nuclear Supplier Conference.

•	New Equipment orders booked this week over $10,000:

-	Climax GmbH in Germany for a BB5500 ($136,355)

-	RLI in China for two BB5000 ($41,606)

Confidential Information: The weekly report is considered proprietary information of Team, Inc. and is intended to be used for internal company use only. Any forwarding, reproducing, or sharing of this information outside of the normal distribution list is prohibited and will result in disciplinary action up to and including termination of employment.

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